UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

____________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces First Quarter 2021 Operational Update

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2021 OPERATIONAL UPDATE

CAPITAL EFFICIENT AND LOW BREAKEVEN PRODUCTION

DRIVES STRONG FREE CASH FLOW GENERATION

Bogota, Colombia – April 13, 2021 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil, and Argentina, today announced its operational update for the three-month period ended March 31, 2021 (“1Q2021”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Highlights

Oil and Gas Production and Reserves

•	Consolidated oil and gas production of 38,131 boepd

•	CPO-5 block (GeoPark non-operated, 30% WI) oil production increased to 13,213 bopd gross (compared to 7,833 bopd in 1Q2020 and 10,310 bopd in 4Q2020)

•	Proven developed reserves of 58.5 mmboe, 1P reserves of 109.3 mmboe, 2P reserves of 174.7 mmboe and 3P reserves of 270.9 mmboe

•	1P and 2P reserve life index (RLI) of 7.4 and 11.9 years

Activity Accelerating

Llanos 34 block (GeoPark operated, 45% WI):

•	Successful drilling of four new producing wells and two disposal wells

•	Third drilling rig mobilized to start drilling in 2Q2021

•	Currently spudding the Batara 1 exploration well

CPO-5 block:

•	Ongoing 250 sq km of 3D seismic acquisition expected to add new exploration targets

•	Work underway preparing to spud the Indico 4 development well by the end of 2Q2021

Platanillo block (GeoPark operated, 100% WI):

•	Temporarily shut-in operations due to local community protests against the eradication of illegal coca plantations, production currently restored to approximately 2,400 bopd

PUT-8 block (GeoPark operated, 50% WI):

•	Ongoing 3D seismic acquisition of 112 sq km expected to be finished by 2Q2021

Fully Funded and Expanded 2021 Work Program

•	Full-year 2021 work program of $130-150 million, targeting 41,000-43,000[1] boepd average production and operating netbacks of $330-370 million (assuming Brent at $50-55 per bbl)[2]

•	Flexible work program, quickly adaptable to any oil price scenario

Strong Risk-Managed Balance Sheet

•	Expected debt reduction with recently announced tender offer for up to $255 million of the Company’s 6.500% Senior Notes due 2024

•	$187 million of cash & cash equivalents as of March 31, 2021[3]

•	$75 million oil prepayment facility, with $50 million committed and no amounts drawn

•	$125.6 million in uncommitted credit lines[4]

•	Active risk management with significant oil hedges in place through 1Q2022

•	Long-term financial debt maturity profile with no principal payments until September 2024

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1 2021 production assumes full-year production from the Manati gas field in Brazil (currently under a divestiture process that is subject to certain conditions and regulatory approvals) and excludes potential production from exploration drilling.

2 Brent price assumption from March to December 2021, assuming $3-4/bbl Vasconia-Brent differential.

3 Unaudited.

4 As of December 31, 2020 (unaudited)

SPEED/ESG+ Actions

•	New agreement signed with the United Nations Development Program (UNDP) to jointly implement economic recovery programs in Casanare, Putumayo and Meta departments in Colombia

•	Developing strategic medium and long-term greenhouse gas reduction policy

•	Field teams being reactivated following pandemic-related contingencies

•	Strengthening governance and targeting a majority of independent directors in 2021

Returning Value to Shareholders

•	Quarterly Dividend of $0.0206 per share ($1.25 million), paid on April 9, 2021

•	Resumed discretionary share buyback program, having acquired 119,289 shares for $1.2 million since November 6, 2020, while executing self-funded and flexible work programs

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2021, as compared to 1Q2020:

	1Q2021			1Q2020
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	31,455	31,222	1,393	38,723	-19%
Chile	2,491	328	12,980	3,121	-20%
Brazil	1,984	25	11,753	1,290	54%
Argentina	2,201	1,302	5,396	2,597	-15%
Total	38,131	32,877	31,522	45,731	-17%
a)	Includes royalties paid in kind in Colombia for approximately 1,101 bopd in 1Q2021. No royalties were paid in kind in Brazil, Chile or Argentina.

Quarterly Production Evolution

(boepd)	1Q2021	4Q2020	3Q2020	2Q2020	1Q2020
Colombia	31,455	31,858	31,297	31,072	38,723
Chile	2,491	3,133	3,610	3,101	3,121
Brazil	1,984	2,167	1,581	679	1,290
Argentina	2,201	2,146	2,357	2,060	2,597
Total	38,131	39,304	38,845	36,912	45,731
Oil	32,877	33,238	32,875	32,504	40,861
Gas	5,254	6,065	5,970	4,408	4,870

Oil and Gas Production Update

Consolidated:

Oil and gas production in 1Q2021 decreased by 17% to 38,131 boepd from 45,731 boepd in 1Q2020, due to limited or temporarily suspended drilling and maintenance activities during 2020 in Colombia, Chile and Argentina, as part of the Company’s risk-managed response to preserve shareholder value and to minimize contractor and employee activity in the fields due to the lower oil price environment and pandemic-related contingencies. Oil represented 86% and 87% of total reported production in 1Q2021 and 1Q2020, respectively.

Colombia:

Average net oil and gas production in Colombia decreased to 31,455 boepd in 1Q2021 compared to 38,723 boepd in 1Q2020, reflecting limited or temporarily suspended drilling and maintenance activities during 2020 in the Llanos 34 and Platanillo blocks, partially offset by increased production in the CPO-5 block.

The Llanos 34 block average net production was 24,866 bopd in 1Q2021, representing 79% of GeoPark’s net production in Colombia. During 1Q2021 the Company had two drilling rigs that drilled four wells, currently on production, and two disposal wells.

The CPO-5 block average net production increased by 69% to 3,964 bopd (or 13,213 bopd gross), representing 13% of GeoPark’s net production in Colombia. Increased production results from the Indico oil field which continues showing a strong reservoir performance with the Indico 2 appraisal well (drilled in 4Q2020 with an initial flow of 5,500 bopd) currently producing 6,200 bopd.

The Platanillo block average production decreased to 2,100 bopd in 1Q2021 compared to 3,462 bopd in 1Q2020 due to limited activities in the block during 2020 and the temporary shut-in of operations for 17 days during 1Q2021. The 1Q2021 shut-in resulted from local community protests in the Putumayo basin against the Government about the eradication of coca plantations, and although the protest was not directed at GeoPark specifically or even the oil industry in general, the Company shut in its operations to protect its employees, with operations gradually restarted in early March 2021, when protests ceased. The Platanillo block is currently producing 2,400 bopd of light oil.

Latest developments in the Llanos 34 block:

•	Accelerating development activities by adding a third drilling rig in 2Q2021

•	Currently spudding the Batara 1 well, targeting a stratigraphic exploration prospect located between the Jacana and Guaco oil fields

Latest developments in the CPO-5 block:

•	Ongoing 250 sq km of 3D seismic acquisition is on schedule and expected to add additional leads and prospects in the central area of the block

•	Work underway preparing to spud the Indico 4 development well by the end of 2Q2021

•	2020 D&M Reserve Certification: 2P gross reserves increased to 70.5 mmbbl (from 32 mmbbl in July 2019, prior to the GeoPark acquisition) and 3P gross reserves increased to 167.0 mmbbl (from 50 mmbbl in July 2019). Net to GeoPark, these represent 2P reserves of 21.1 mmbbl (compared to 9.5 mmbbl in July 2019) and 3P reserves of 50.1 mmbbl (compared to 14.9 mmbbl in July 2019), and provide meaningful information about field sizes and the upside potential in the block

•	2020 Exploration Resource Audit[5]: 400-900 mmbbl gross recoverable exploration resources, or 120-270 mmbbl net to GeoPark

Other activities in operated blocks:

•	Ongoing 3D seismic acquisition of 112 sq km in the PUT-8 block, located adjacent to the Platanillo block in the Putumayo basin, expected to finish during 2Q2021

Chile:

Average net production in Chile decreased by 20% to 2,491 boepd in 1Q2021 compared to 3,121 boepd in 1Q2020 resulting from lower gas production in the Jauke and Jauke Oeste gas fields and limited or temporarily suspended maintenance activities during 2020. Maintenance and well intervention activities were carried out in the Jauke 1 well during 1Q2021 affecting gas production in the field in 1Q2021. Maintenance and well intervention activities are currently being performed in the Jauke Oeste gas well. The production mix during 1Q2021 was 87% gas and 13% light oil (compared to 80% gas and 20% light oil in 1Q2020).

Brazil:

Average net production in Brazil increased by 54% to 1,984 boepd in 1Q2021 compared to 1,290 boepd in 1Q2020 due to higher gas demand in northern Brazil. The production mix during 1Q2021 was 99% natural gas and 1% oil and condensate (compared to 91% natural gas and 9% oil and condensate in 1Q2020).

Argentina:

Average net production in Argentina decreased by 15% to 2,201 boepd in 1Q2021 compared to 2,597 boepd in 1Q2020, mainly resulting from limited or temporarily suspended maintenance activities during 2020, combined with the natural decline of the fields. The production mix during 1Q2021 was 59% oil and 41% natural gas (compared to 61% oil and 39% natural gas in 1Q2020).

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5 Corresponds to GeoPark’s aggregate Mean-P10 unrisked recoverable oil volumes in leads and prospects individually audited by Gaffney & Cline as of December 31, 2020.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

ANP	Brazil’s National Agency of Petroleum, Natural Gas and Biofuels

Operating netback

Revenue, less production, and operating costs (net of accrual of stock options and stock awards), selling expenses and realized portion of commodity risk management contracts. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital

Km	Kilometers

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%

PRMS	Petroleum Resources Management System

Sq km	Square Kilometer

WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated based on such rounded figures but based on such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified using forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the Covid-19 pandemic, the acquisition by Gas Bridge of the remaining WI and operatorship in the Manati gas field and the closing of the transaction, the tender offer for up to $255 million of the Company’s Senior Notes due 2024, expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, oil and gas prices, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption, and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them considering new information or future developments or to release publicly any revisions to these statements to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: April 13, 2021